Exhibit 1

FOR IMMEDIATE RELEASE	13 June, 2012

| AGM Trading Update

■	Reported revenues in sterling up 7% at £3.2 billion
■	Reported revenues in dollars up almost 5% at $5.1 billion and in euros up almost 11% at €3.9 billion
■	Constant currency revenues up 7.4%
■	Like-for-like revenues up 4.0% in first four months
■	First four months profits and operating margin above budget and ahead of last year

The following statement was made by the Chairman at the Company’s 40th Annual General Meeting held in Dublin at noon today:

“First, a few comments on current trading.

In the first four months of 2012, reported revenues were up 7.0% at £3.228 billion. Revenues in constant currency were up 7.4%, reflecting the slight weakness of the pound sterling against the US dollar more than offset by its strength against the Euro. On a like-for-like basis, excluding the impact of acquisitions and currency fluctuations, revenues were up 4.0% compared with the same period last year.

The pattern of revenue growth in 2012 is generally similar to both the first quarter of 2012 and full year 2011, with continuing improvement across all sectors and geographies, but at lower levels of overall like-for-like growth. Advertising and media investment management and branding & identity, healthcare and specialist communications (including direct, digital and interactive), as in 2011, were the strongest services sectors, with consumer insight revenues more stable, as in the first quarter. The pattern seen in 2011, with slower growth in the mature markets of the United States and Western Continental Europe, has mostly continued, with the faster growing markets of Asia Pacific, Latin America, Africa and the Middle East and Central and Eastern Europe continuing to be the strongest, as seen in the first quarter. We have just received the “flash”1 figures for May, which indicate a similar overall pattern to the first four months.

Regional review

By region;

North America, with constant currency growth of 5.1% and like-for-like growth of 1.7%, improved in April, with stronger growth in the Group’s advertising and media investment management and healthcare businesses. Consumer insight and public relations and public affairs remain slower.

1 Preliminary results for each month are referred to as “flash” results

The United Kingdom, with constant currency growth of 4.2%, was up 1.7% like-for-like, falling back slightly in April, with the greatest impact on the Group’s consumer insight and branding and identity businesses, partly offset by strong growth in the Group’s media investment management and specialist communications businesses.

Western Continental Europe, despite the Eurozone crisis, grew like-for-like revenues at 2.0%. Germany, Italy and Switzerland grew well above the average with Spain, Portugal and France continuing to be affected by the European economic situation.

In Asia Pacific, Latin America, Africa & the Middle East and Central and Eastern Europe, revenue growth was strongest, with constant currency revenues up 11.3% and like-for-like revenues up 9.7%. Latin America, the BRICs2, the Next 113 parts of Asia Pacific and the CIVETS4 and the MIST5 continued the strong start seen in the first quarter.

Latin America continues to show the strongest growth of all of our sub-regions in the first four months, as it did in the first quarter, with constant currency revenues up 16.1% and like-for-like revenues up 14.0%. The Middle East, as in 2011 remains the most challenged sub-region, although April showed a significant improvement over the first quarter. In Central and Eastern Europe, like-for-like revenues were up 4.7%, with Russia, Poland, Kazakhstan and Romania up strongly, but Hungary, the Czech Republic, Slovakia and the Ukraine growing slower. Growth in the BRICs, was over 14%, on a like-for-like basis, with Next 11 and CIVETS up almost 11% and almost 7% respectively on the same basis. The MIST was up over 12%.

Business sector review

By communications services sector and operating brand;

Advertising and Media Investment Management

In constant currencies, advertising and media investment management was the strongest performing sector with revenues up 8.2% and like-for-like growth of 6.4%. Like-for-like growth in April was even stronger. Growth in the Group’s media investment management businesses was consistently strong throughout 2011 and this has continued into the first four months of 2012, with April slightly stronger than the first quarter.

Consumer Insight

On a constant currency basis, consumer insight revenues grew 3.3%, with like-for-like revenues up 1.3% in April, the same as the first quarter. Combined like-for-like growth in the faster growing markets of Latin America and Asia Pacific was up over 10%.

Public Relations and Public Affairs

In constant currencies public relations and public affairs revenues were up 7.0% and up 1.7% like-for-like.

Branding and Identity, Healthcare and Specialist Communications

[2]	Brazil, Russia, India and China (accounting for over $760 million revenues, including associates, in the first four months and over $2.3 billion in the full year 2011)
[3]

Bangladesh, Egypt, Indonesia, South Korea, Mexico, Nigeria, Pakistan, Philippines, Vietnam and Turkey - the Group has no operations in Iran, (accounting for over $220 million revenues, including associates, in the first four months and over $660 million in the full year 2011)

[4]	Colombia, Indonesia, Vietnam, Egypt, Turkey and South Africa (accounting for over $240 million revenues, including associates, in the first four months and over $730 million in the full year 2011)
[5]	Mexico, Indonesia, South Korea and Turkey (accounting for over $170 million revenues, including associates, in the first four months and almost $530 million in the full year 2011)

At the Group’s branding and identity, healthcare and specialist communications businesses (including direct, digital and interactive) constant currency revenues grew strongly at 10.0% with like-for-like growth of 3.5%.

Operating profitability

In the first four months, profits and operating margins were ahead of budget, the quarter one revised forecast and last year. Severance costs in the first four months were slightly up on the first four months of 2011.

As mentioned in the first quarter trading update, our quarter one revised forecasts show that revenues in the balance of the year will grow slightly better than budget, with full year like-for-like revenue growth of over 4% and a slightly stronger second half.

For the remainder of 2012, the focus remains on growing revenues and gross margin faster than the industry average, driven by our leading position in new markets, new media, consumer insight, including data analytics and the application of technology and “horizontality”. At the same time, we will concentrate on meeting our operating margin objective by managing absolute levels of costs and increasing our cost flexibility in order to adapt our structure to significant market changes.

Balance sheet highlights

Average net debt in the first four months of this year was £2.811 billion, compared to £2.447 billion in 2011, at 2012 exchange rates. This represents an increase of £364, million but continues to reflect the recent improvement in levels of working capital over the first four months. In comparison, at 31 December 2011, net debt was £577 million more than 31 December 2010. Currently, free cash flow amounts to approximately £1.3 billion, or over $2.0 billion, in the last twelve months.

Acquisitions

In line with the Group’s strategic focus on new markets, new media and consumer insight, the Group completed 24 transactions in the first four months; 13 acquisitions and investments were classified in new markets (of which 10 were in new media), 7 in consumer insight, including data analytics and the application of technology, with the balance of 4 driven by individual client or agency needs.

Specifically, in the first four months of 2012, acquisitions and increased equity stakes have been completed in advertising and media investment management in the Netherlands, Israel, Jordan, China and Vietnam; in consumer insight in the United States, China and Pakistan; in public relations and public affairs in the United States, the United Kingdom, Finland and Russia; in direct, digital and interactive in the United States, the United Kingdom, Hungary, Kenya, South Africa, Turkey, Australia, China, Indonesia, Pakistan and Singapore; and in healthcare in Hong Kong.

In May 2012, Salesforce.com announced the acquisition of Buddy Media Inc., yielding a gross exceptional gain of over $50m on the Group’s equity stake.

Return of funds to share owners

As indicated in the AGM statement in June 2011, the Board’s objective remains to increase the dividend pay-out ratio to approximately 40% over time compared to the 2010 ratio of 31%. In 2011, it reached 36% on headline diluted earnings (excluding the exceptional tax credit) and 33% on headline earnings per share (including the tax credit). Share buy-backs will continue to absorb any share dilution from issues of options or restricted stock, although the Company does have considerable free cash flow to take advantage of anomalies in market values. During the first four months of 2012, 5.5 million shares, or 0.4% of the issued share capital, were purchased at a cost of £46.5 million and an average price of £8.42 per share.

Outlook

Following the Group’s record year in 2011, 2012 has started well with all geographies and sectors growing revenues. Our operating companies are hiring cautiously and responding to any geographic, functional and client shifts in revenues. Operating profit is above budget and last year and the increase in margin is in line with the Group’s full year margin target of 0.5 margin points improvement.

The pattern of 2012 looks very similar to 2010 and 2011, albeit at lower overall like-for-like growth levels. Forecasts of worldwide real GDP growth still hover around 2.5-3.5%, with inflation of 2% giving nominal GDP growth of 4.5-5.5%. Advertising as a proportion of GDP should at least remain constant, although it is still at relatively depressed historical levels, particularly in mature markets, post-Lehman. The three maxi-quadrennial events of 2012, the UEFA EURO 2012 Football Championships in Central and Eastern Europe, the Summer Olympics and Paralympics in London and last, but not least, the US Presidential Elections in November should underpin industry growth by 1% alone this year. But, there remain continuing concerns over the Eurozone, Iran and the Middle-East and, also, concern over faster growing markets’ growth rates.

Looking further ahead, 2013 is likely to be more challenging. There will be no maxi- or mini- quadrennial events in that year. A re-elected or newly elected United States President will have to confront the growing US budget deficit, whilst possibly dealing with a deadlocked Congress. However, 2014 looks a better prospect, with the World Cup in Brazil, the Winter Olympics in Sochi and the mid-term Congressional elections in America. The first two events will continue to re-position Brazil and Latin America and Russia and Central and Eastern Europe in the world’s mind, just as the Beijing Olympics did for China and Asia and the World Cup did for South Africa and the continent of Africa.

The Group continues to improve co-operation and co-ordination among its operating companies in order to add value to our clients’ businesses and our people’s careers, an objective which has been specifically built into short-term incentive plans. “Horizontality” has been accelerated by the appointment of client leaders for our top 30 global clients, accounting for about one third of total revenues of over $16 billion, and country managers in half a dozen test markets. The focus continues on the “horizontal areas” of media investment management, healthcare, sustainability, government, new technologies, new markets, retailing, shopper marketing, internal communications, financial services and media and entertainment. The Group continues to lead the industry, in co-ordinating investment geographically and functionally through parent company initiatives and winning Group pitches. The continued success of this approach has been further demonstrated by the winning of several major “Team” assignments in the last few months.

The progress made in Cannes last year was particularly pleasing as the Group was recognised for its creative excellence by the first-ever award of a Cannes Lion to the most creative Holding Company.

Marking the immeasurable

And in closing, let me enlarge a little on that remarkable Cannes Award for creativity.

Creativity is a word we all use freely. Yet nobody knows exactly what it is and so no one knows exactly how to measure it. For a company such as WPP, which can produce hard numbers to quantify every small detail of our business and financial performance around the world, it remains a curiosity that the greatest contribution we can make to our clients’ success – our creativity – doesn’t have a single number attached to it. We know it exists; we usually know it when we see it; we know that our future prosperity depends on it; and we believe that our companies possess it in abundance. But we can’t put a number to it. So we’re particularly grateful for the award of the Cannes Lion; it strongly suggests that our belief in WPP’s creative capability is a well-founded one.

The award may have been to WPP, the parent company: but of course those who produced the actual, physical work that led to that award were without exception members of our operating companies. These strong and often famous brands, each with specialist skills and a distinct personality, have this in common: both individually and in partnership, they harness their specialist wisdom, their imaginations and their inventiveness, to help their clients’ achieve their business goals. Through the application of their creativity, they make their clients’ marketing money go further. And it is on these companies – on these companies’ people – that WPP’s creative reputation depends. So it gives me great pleasure, on behalf of the Board, to acknowledge that debt and express our gratitude to all those many thousands of individuals whose work has earned such public recognition.”

For further information:

Sir Martin Sorrell	}
Paul Richardson	}	+44 20 7408 2204
Feona McEwan	}

Fran Butera		+1 212 632 2235

www.wppinvestor.com

This announcement has been filed at the Company Announcements Office of the London Stock Exchange and is being distributed to all owners of Ordinary shares and American Depository Receipts. Copies are available to the public at the Company’s registered office.

The following cautionary statement is included for safe harbour purposes in connection with the Private Securities Litigation Reform Act of 1995 introduced in the United States of America. This announcement may contain forward-looking statements within the meaning of the US federal securities laws. These statements are subject to risks and uncertainties that could cause actual results to differ materially including adjustments arising from the annual audit by management and the Company’s independent auditors. For further information on factors which could impact the Company and the statements contained herein, please refer to public filings by the Company with the Securities and Exchange Commission. The statements in this announcement should be considered in light of these risks and uncertainties.